Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

December 28, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on December 28, 2022, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On December 28, 2022, the Company announced that, on December 27, 2022, the Nasdaq Listing Qualifications Staff (the “Staff”) had notified the Company that, based upon the Company’s non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as of December 26, 2022, the Company’s securities would be delisted unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company planned to timely request a hearing, which request would stay any further action by the Staff at least pending the issuance of the Panel’s decision following the hearing and the expiration of any extension that may be granted by the Panel.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Announces Receipt of Nasdaq Listing Determination; Company to Request Hearing

TORONTO, ON, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD) (the “Company”), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that, on December 27, 2022, the Nasdaq Listing Qualifications Staff (the “Staff”) notified the Company that, based upon the Company’s non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as of December 26, 2022, the Company’s securities would be delisted unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company plans to timely request a hearing, which request will stay any further action by the Staff at least pending the issuance of the Panel’s decision following the hearing and the expiration of any extension that may be granted by the Panel.

There can be no assurance that the Panel will grant the Company’s request for continued listing or, if an extension is granted by the Panel, that the Company will be able to evidence compliance with the Rule within the extension period granted. In the event the Company is delisted from Nasdaq, the Company’s securities should be eligible to trade in the U.S. through the OTC Markets system.

The Company is also listed on the Toronto Stock Exchange (“TSX”). Nasdaq’s notice does not impact the Company's listing on the TSX.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. On November 30, 2022, the company announced the commencement of a strategic review process that will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s intention to request a hearing with Nasdaq; the timing and outcome of the hearing; the continued listing of the company’s common shares on Nasdaq; the listing of the company’s common shares on the OTC Markets system; the company’s strategic review process and the potential outcome thereof; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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